Exhibit 99.4

This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made. Disclaimer

North Region Competing Products Factory Finished Vinyl Closes Economic Gap South & West Regions Competing Products Site Finished Fiber Cement (plus stucco, wood, etc.) Economic impact varies by market ColorPlus - Context

James Hardie superior products with ColorPlus(r) Technology advantage Total system solution Enabled through supportive install and supply chain HardieTM House Packs - Value Proposition

ColorPlus is NOT about INDIVIDUAL PIECES... ...it is about HOUSE-PACKS... ...it is about MATERIAL EFFICIENCY... No Equivalent Product/Service Combination Differential Value Proposition Benefits and Features of James Hardie fiber cement ColorPlus(r) Technology Combined with Material/Logistics Efficiency HardieTM House Packs Strategy

Two factors will drive success... C+ Job-Pack Drivers On-The-Wall Costs On-The-Wall Quality Launch Success Sustainability and Growth HardieTM House Packs Strategy - continued

Achieving On-The-Wall Cost Targets... C+ Job-Pack Drivers Material Efficiency OTW Cost Residual Paint Costs Channel Efficiency HardieTM House Packs Strategy - continued

Achieving On-The-Wall Quality Targets... C+ Job-Pack Drivers Manage Expectations OTW Quality Align Incentives Set the Standard HardieTM House Packs Strategy - continued

A Full-Wrap C+ Job-Pack Price per Elevation per Model Job-Pack includes cladding, trim and accessories Delivers greater customer value at Builder level More marketable homes Enables turnkey installation Homeowner enjoys lower maintenance Superior finish James Hardie trim and accessories Quality install SKU management enabled by logistics capabilities Central inventory point in market James Hardie made-to-order HardieTM House Packs Program

Understand Issues Builder Installer Service Set Expectations Builder Installer Service HardieTM House Packs Program

Potential The Hardie(tm) House Packs program adds value to the housing market and accelerates James Hardie color penetration in South and West markets. Key Issue The pervasiveness and nature of primed fiber cement is relatively forgiving of select practices. Approach Establish greater demand for ColorPlus using a mechanism which improves take-offs and presents a strong value proposition to builders to enable them to actively drive supportive install practices. Potential, Key Issue and Solution

Tactics and Mechanics Establish a short-term solution for take-off inaccuracy issue Consign a targeted set of ColorPlus SKU's for initial builders Establish a mechanism to ensure ColorPlus quality Enable builders to drive supportive install practices Establish a team to address builder conversions, channel service, install quality, and to identify and address the nuances that exist in each market. Implementation

Channel Support Targeted SKU's Distribution with VMI consignment Dealers set to cross-dock Install Support Installers committed to meeting install quality expectations Builder Builder meetings have been very positive Economics are favorable The Houston market is out Spearhead